Exhibit 99.1

Zhengye Biotechnology Holding Limited Announces Pricing of Initial Public Offering

Jilin, China, January 6, 2025 -- Zhengye Biotechnology Holding Limited (the “Company” or “Zhengye”), a veterinary vaccine manufacturer that encompasses research, development, manufacturing, and sales of veterinary vaccines, with a focus on livestock vaccine in China, today announced the pricing of its initial public offering (the “Offering”) of 1,500,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on January 7, 2025 under the ticker symbol “ZYBT.” The Offering is expected to close on or about January 8, 2025, subject to the satisfaction of customary closing conditions.

The Company expects to receive aggregate gross proceeds of $6 million from the Offering, before deducting underwriting discounts and other related expenses. Additionally, the Company has granted the underwriters an option, exercisable within 45 days from the closing date of the Offering, to purchase up to an additional 225,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover the over-allotment, if any.

Proceeds from the Offering will be used for acquiring vaccine production companies and conducting R&D projects.

Kingswood Capital Partners, LLC (“Kingswood”) is acting as the sole book-running manager for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel to the Company, and VCL Law LLP is acting as U.S. counsel to Kingswood in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-276436) and was declared effective by the SEC on December 20, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from Kingswood, Attn: Tower 56, 126 E. 56th Street, Suite 22S, New York, NY 10022, or by telephone at +1-732-910-9692. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Zhengye Biotechnology Holding Limited

Through Jilin Zhengye Biological Products Co., Ltd., the Company’s operating entity based in Jilin, China, Zhengye Biotechnology Holding Limited focuses on the research, development, manufacturing and sales of veterinary vaccines, with an emphasis on vaccines for livestock. For over 20 years, the operating entity has been committed to enhancing the health of animals. The operating entity has 44 veterinary vaccines, including vaccines for swine, cattle, goats, sheep, poultry, and dogs. The operating entity’s products are available in 28 provincial regions across China and are exported overseas to Vietnam, Pakistan, and Egypt. The operating entity has three GMP veterinary vaccine production floors, including 13 GMP vaccine production lines, one quality examination center, and one animal facility for vaccine development. The operating entity has 49 employees who have over a decade of experience in the veterinary vaccine industry. For more information, please visit the Company’s website: http://ir.jlzybio.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Zhengye Biotechnology Holding Limited

Investor Relations Department

Email: ir@jlzybio.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com